Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 +1 212 909 6000

January 31, 2025

Edwin Kim

Division of Corporation Finance

Office of Technology

100 F. Street N.E.

Washington, D.C. 20549

Re:	Windstream Parent, Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed January 17, 2025 File No. 333-281068

Dear Mr. Kim:

This letter sets forth the responses of Windstream Parent, Inc. (the “Registrant”) to the comments contained in your letter, dated January 30, 2025, relating to Amendment No. 4 ("Amendment No. 4") to the Registration Statement on Form S-4, filed by the Registrant on January 17, 2025 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 4.

Amendment No. 4 to Form S-4 filed January 17, 2025

Unaudited Pro Forma Condensed Combined Financial Information, page 73

1.	We note your response to prior comments 4 and 5. For assets where estimated useful life is changing, disclose the asset, its current useful life and the new expected useful life used in the pro forma adjustment.

The Registrant advises the Staff that it will revise the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section in a future amendment to the Registration Statement to expand footnote 7CC and 7DD to disclose the current useful life and new expected useful life for the acquired assets, as shown below.

CC.	Represents an adjustment to depreciation expense related to property, plant and equipment acquired, as described in Note 2C above, based on the estimated useful lives.

While the effect of the fair value adjustment to Windstream’s PP&E is an increase to PP&E, the adjustment to depreciation expense has the effect of decreasing pro forma depreciation expense for the periods presented, primarily driven by ~~certain assets that have been assigned longer estimated useful lives~~the increased expected usage and operating conditions which led to certain assets having longer depreciable lives due to the expected benefits derived from the assets. Specifically, certain buildings and improvements, copper (part of outside communications plant), and central office equipment assets were assessed to have longer estimated useful lives ~~as the valuation assessment performed indicated that these assets will have an increased expected usage based on the assets’ operating conditions~~. Buildings and improvements had a historical remaining weighted average useful life of 13.5 years which increased to approximately 23.5 years, copper had a historical weighted average remaining useful life of 6.5 years which increased to approximately 17.0 years, and central office equipment had a historical remaining weighted average useful life of 5.2 years which increased to approximately 5.5 years.

[…]

DD.	Represents an adjustment to amortization expense related to intangible assets acquired, as described in Note 2D above, based on the estimated useful lives.

While the effect of the fair value adjustment to Windstream’s intangible assets is an increase to intangible assets, the adjustment to amortization expense has the effect of decreasing pro forma amortization expense for the periods presented, primarily driven by ~~the customer relationships intangible asset that have been assigned a longer estimated useful life. The Company expects lower~~a lower expected customer attrition rate going forward due to Windstream’s significant investments into expanding its fiber network and maintaining high speed capabilities on its copper network~~, which directly results in an extension of the periods in which future cash flows are expected to be generated from the asset and a longer estimated useful life~~. This directly results in an extension of the periods in which future cash flows are expected to be generated from the customer relationship intangible asset and a longer estimated useful life. Customer relationships had a historical remaining useful life of 0.3 years, which increased to approximately 11.0 years.

Exhibits

2.	We note that you issued $1.4 billion in Additional Windstream 2031 Notes on December 23, 2024. Please advise us whether you will file a supplement to your Indenture governing the 8.250% Senior First Lien Notes due 2031, filed as Exhibit 4.18. We note that the issuance of a supplement Indenture is referenced in Section 2.1 of Exhibit 4.18 if Additional Notes were issued.

The Registrant acknowledges the Staff’s comment and advises the Staff that it will file the First Supplemental Indenture providing for the Additional Windstream 2031 Notes in a future amendment to the Registration Statement.

Edwin Kim	2	January 31, 2025

General

3.	We continue to consider your responses to prior comments 6, 18 and 20 of your letter dated October 29, 2024 along with your responses to the related comments in your letter dated December 5, 2024.

The Registrant acknowledges the Staff’s comment and will await the Staff’s further consideration and comment.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6121 or Steven J. Slutzky at (212) 909-6036.

Sincerely,

/s/ Benjamin R. Pedersen

cc:	Inessa Kessman
Robert Littlepage
Jan Woo
U.S. Securities and Exchange Commission

Kristi M. Moody
Paul H. Sunu
Windstream Parent, Inc.

Steven J. Slutzky
Debevoise & Plimpton LLP

H. Oliver Smith, Esq. Evan Rosen, Esq. Michael Kaplan, Esq.
Davis Polk & Wardwell LLP